Exhibit 99.1

AKUMIN ANNOUNCES AGREEMENT TO ACQUIRE

ALLIANCE HEALTHCARE SERVICES

Acquisition would create the most comprehensive radiology and oncology solutions provider in the U.S. and be a catalyst for continued innovative growth in the industry

Plantation, FL — June 25, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”), a premier provider of freestanding outpatient radiology services in the U.S., announced today that it has entered into an agreement to acquire Alliance HealthCare Services, Inc. (“Alliance”), a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups. The transaction, which has an enterprise value of US$820 million, is expected to close in the third quarter of 2021 subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The combined company is expected to have pro forma revenue in excess of US$730 million and pro forma adjusted EBITDA in excess of US$210 million, including expected cost synergies, based on the last twelve months ended March 31, 2021.

Upon the closing of the transaction (the “Closing”), the combined company will offer the most comprehensive radiology and oncology solutions to patients in the U.S., operating in 46 states, with more than 1,000 hospital and health system customers, 154 independent outpatient radiology centers and 34 radiation therapy centers. The combined company expects to have over 4,000 team members serving more than two million radiology and oncology patient visits annually.

“We have always said Akumin’s vision is to drive patient-centered innovation, service delivery standardization, and exceptional healthcare value, all in an outpatient care setting,” said Riadh Zine, President and CEO of Akumin. “The acquisition of Alliance is transformative in a changing healthcare ecosystem that continues to shift toward outpatient, price-transparent, value-based care. There’s no other organization that has the complement of attributes we will offer together as outpatient healthcare services experts, in particular with Alliance’s longstanding hospital and health system relationships and Akumin’s freestanding operational expertise.”

“Bringing together the best of both organizations for the benefit of our patients, partners and customers is truly exciting,” said Rhonda Longmore-Grund, President and CEO of Alliance. “Alliance brings an over 30-year history of successful radiology and oncology partnerships with hospitals and health systems; and Akumin has built and continues to grow its premier outpatient imaging practice. Together we will offer patients and customers profound value unlike any other healthcare solutions company – and we can’t wait to get started.”

“We thank the Alliance team for five years of partnership, and we look forward to the success we know Akumin and Alliance will achieve as a combined organization,” said Qisen Huang, Chairman and Founder of Tahoe Investment Group. Tahoe has been majority owner of Alliance since 2016 and will on closing transition to a minority ownership position in the newly combined, publicly traded entity.

An affiliate of Stonepeak, a leading alternative investment firm, has provided a debt and equity financing commitment to Akumin in connection with the acquisition. “We are thrilled to partner with Akumin in this transformative transaction in an effort to help accelerate the company’s growth in the years ahead,” said James Wyper, Senior Managing Director at Stonepeak. “We believe the combined company is well positioned to deliver high-quality, efficient, tech-enabled and patient-centric solutions through its ownership and operation of radiology and oncology infrastructure critical to the healthcare industry.”

Summary of the Acquisition

On June 25, 2021, Akumin, through its wholly-owned indirect subsidiary, Akumin Corp., entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire all of the issued and outstanding common stock of Thaihot Investment Company US Limited (“Holdings”), which owns 100% of the common stock of Alliance, from Thaihot Investment Co., LTD (the “Seller”). The aggregate purchase price payable to the Seller on Closing is US$820 million (the “Purchase Price”), which will include the issuance to the Seller of 14,223,570 common shares of Akumin (the “Share Consideration”), such Share Consideration representing 19.99% of the currently issued and outstanding common shares of Akumin (the “Akumin Common Shares”) at a price of US$2.98 per Akumin Common Share (the “Issue Price”), being the volume-weighted average trading price of the Akumin Common Shares on the NASDAQ Capital Market for the five trading days ending on June 24, 2021. The Purchase Price will be satisfied by way of a combination of cash on hand, the issuance of the Share Consideration as well as certain financing arrangements, including a debt and equity financing commitment with Stonepeak, as described below under the heading “Summary of the Financings”.

The transaction is an arm’s length transaction and is subject to the receipt of certain regulatory approvals, including the expiry or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Clearance”), together with the satisfaction or waiver of other customary closing conditions, including the absence of a “Material Adverse Effect” (as defined in the Share Purchase Agreement) in respect of Alliance and its subsidiaries. Akumin has obtained representations and warranties insurance on customary terms in connection with the transaction. The Share Purchase Agreement provides for the payment by Akumin of a reverse break fee to the Seller equal to: (a) 5.0% of the Purchase Price in connection with the termination of the Share Purchase Agreement under certain circumstances, including a material breach by Akumin Corp. of any covenant, representation or warranty contained in the Share Purchase Agreement; and (b) 2.5% of the Purchase Price in connection with the termination of the Share Purchase Agreement because of a failure to obtain the HSR Clearance by an agreed upon date. The Share Purchase Agreement also provides the Seller with the right to nominate a single representative (the “Seller’s Nominee”) to the board of directors of Akumin (the “Board”) for so long as Seller owns at least 50% of the Share Consideration, subject to certain conditions, including applicable securities law and stock exchange rules. The Seller will also receive certain customary registration rights in connection with the transaction.

Subject to the satisfaction of all closing conditions, the Closing is expected to occur in the third quarter of 2021, with an outside date of October 23, 2021, being 120 days from the date of the execution of the Share Purchase Agreement (which outside date may be extended by mutual agreement of the parties for an additional 90 days).

Summary of the Financings

In connection with the acquisition, Akumin and Stonepeak have executed commitment documentation, pursuant to which, on Closing:

(a)

Stonepeak will subscribe for a minimum of US$200,000,000 (the “Base Commitment”) and a maximum of US$689,570,000 (the “Maximum Commitment”) principal amount of unsecured notes of Akumin Corp. (the “Financing Notes”, and the initial subscription of such Financing Notes at Closing, the “Initial Financing Notes”), such Financing Notes bearing interest at 11.0% per annum, payable quarterly in cash, with 50% due in 2032 and 50% due in 2033; provided, however, that, subject to certain conditions, Akumin Corp. will have the option for a two-year period following Closing to satisfy the payment of interest on any Financing Notes through a combination of cash and/or via payment in kind in additional Financing Notes (“PIK”). Any interest payment made in kind would be based on an interest rate equal to 13% per annum;

(b)

Akumin will issue to Stonepeak 3,500,000 Akumin Common Shares (the “Financing Common Shares”) at the Issue Price, such Financing Common Shares representing approximately 4.9% of the currently issued and outstanding Akumin Common Shares and having a value of approximately US$10,430,000; and

(c)

Akumin will issue to Stonepeak such number of warrants to purchase Akumin Common Shares (the “Financing Warrants”, together with the Financing Notes and the Financing Common Shares, the “Capital Commitment”) equal to 15% of the principal amount of the Initial Financing Notes, divided by the Issue Price, such Financing Warrants having an exercise price equal to the Issue Price and an expiry term of ten years from the date of issuance.

It is anticipated that an alternative debt financing (the “Alternative Financing”) will be completed by Akumin on or prior to Closing, the proceeds of which will reduce dollar-for-dollar the Capital Commitment by Stonepeak at the time of Closing to a minimum of US$200,000,000 principal amount of Financing Notes. If, for any reason, the Alternative Financing is not feasible or viable, or results in net proceeds consisting of an amount which is less than approximately US$489,570,000, then Akumin Corp. will issue to Stonepeak on Closing such principal amount of Financing Notes as is required to complete the acquisition, up to the Maximum Commitment. In the event the Alternative Financing is not fully subscribed, Stonepeak may elect to fund up to 50% of any amount of its investment in excess of the Base Commitment as part of the Alternative Financing.

To the extent the principal amount of the Initial Financing Notes is less than the maximum US$689,570,000 principal amount of Financing Notes available for subscription at Closing, such unused portion will remain available to be drawn by Akumin Corp. for a three-year period following the Closing, provided certain conditions are met. Any such future subscription by Stonepeak will involve a further issuance of Financing Notes and Financing Warrants, in each case, on the same terms described above; provided, however, that the number of additional Financing Warrants will equal 20% of the dollar amount drawn by Akumin Corp. divided by 120% of the 10-day volume weighted average price of the Akumin Common Shares ending on the trading day immediately prior to the earlier of the announcement or issuance of such Financing Warrants (the “Growth Equity Warrant Strike Price”), and the exercise price for such additional Financing Warrants will be equal to the Growth Equity Warrant Strike Price, subject to regulatory approval. The proceeds relating to any such future subscription will be used to finance Akumin’s organic growth as well as future M&A opportunities (unrelated to the subject acquisition of Alliance) that are agreed to between Akumin and Stonepeak.

At any time after seven years from the issuance date of the Financing Notes, Akumin Corp. may redeem such Financing Notes, in whole or in part, by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%. To the extent that Akumin Corp. has not redeemed any Financing Notes by the eleventh anniversary of the issuance date of such Financing Notes, Akumin Corp. will be required to redeem: (a) 50% of such Financing Notes on the eleventh anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%; and (b) the remaining balance by the twelfth anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%.

Stonepeak will be granted certain investor rights in connection with the foregoing financing arrangements, including: (a) the right to nominate a single representative for election to the Board (the “Stonepeak Nominee”) for so long as Stonepeak owns Financing Notes with an aggregate outstanding principal amount of at least $100,000,000, and subject to certain other conditions, including applicable securities law and stock exchange rules; (b) certain consent rights as holder of the Financing Notes; and (c) customary registration rights with respect to the Financing Common Shares and the Akumin Common Shares issuable upon exercise of the Financing Warrants.

A cash fee equal to 2.0% of the total Capital Commitment (approximately US$14 million) will be paid in full to Stonepeak in the form of original issue discount on the Initial Financing Notes.

On Closing, the Akumin board of directors will exercise its right in accordance with applicable corporate laws to increase the size of the board and appoint the Seller’s Nominee to fill the vacancy. Following Closing, Akumin will within 90 days convene a special meeting of its shareholders in order to obtain the approval of its shareholders for the appointment of three additional nominees in connection with the acquisition and the financing, such nominees consisting of: (i) the Stonepeak Nominee; (ii) an executive director from Alliance; and (iii) an independent director of Alliance. Pursuant to a special resolution previously adopted by the shareholders of Akumin, the board is empowered to determine the number of directors to be elected, which may vary from time to time, within the stated minimum and maximum number set out in Akumin’s articles of amalgamation, being between three and ten.

When aggregated with the Financing Common Shares and the Share Consideration, the exercise of the Financing Warrants and the resulting issuance of Akumin Common Shares (the “Financing Warrant Shares”) will result in dilution in excess of 25% of Akumin’s current issued and outstanding Akumin Common Shares, which requires shareholder approval pursuant to section 611(c) and (g) of the TSX Company Manual. In addition, the exercise of the Financing Warrants by Stonepeak and the Financing Warrant Shares could result in the creation of a new control person (as such term is defined in the TSX Company Manual) and/or could materially affect control (as such term is defined in the TSX Company Manual) of Akumin, requiring shareholder approval pursuant to section 604(a)(i) of the TSX Company Manual. Akumin has received written shareholder consent from disinterested shareholders representing a majority of the Akumin Common Shares currently issued and outstanding relating to the foregoing approvals in accordance with Section 604(d) of the TSX Company Manual.

As of the date hereof, Akumin has 71,153,427 Akumin Common Shares issued and outstanding. Upon Closing, it is expected that 14,223,570 Akumin Common Shares will be issued to the Seller and 3,500,000 Akumin Common Shares will be issued to Stonepeak, for a total of 17,723,570 Akumin Common Shares, representing, collectively, 24.91% of Akumin’s current issued and outstanding Common Shares before giving effect to the acquisition (or 19.94% after giving effect to the acquisition).

In accordance with applicable TSX policies, the Company is required to show hypothetical scenarios of issuances of Akumin Common Shares that could theoretically become issuable in the event that the Financing Warrants are exercised. Assuming a subscription by Stonepeak on Closing of: (a) the Base Commitment, the number of Financing Warrants to be issued to Stonepeak on Closing will be approximately 10,067,114 Financing Warrants; and (b) the Maximum Commitment, the number of Financing Warrants to be issued to Stonepeak on Closing will be approximately 34,709,899 Financing Warrants. In the event the Maximum Commitment is issued on Closing, the number of Financing Warrant Shares, together with number of Akumin Common Shares to be issued to the Seller and Stonepeak in connection with the Transaction, would amount to a total of 52,433,469 Akumin Common Shares, representing approximately 73.69% of Akumin’s current issued and outstanding Common Shares before giving effect to the acquisition, the Financing and the exercise of the Financing Warrants (or 40.27% after giving effect to the acquisition, the Financing and the exercise of the Financing Warrants).

Upon Closing, to the knowledge of Akumin, the only shareholders of Akumin that would hold in excess of 10% of the then-outstanding Akumin Common Shares are set out below:

With an Alternative Financing and the Base Commitment:

Investor	Akumin Common Shares and Convertible Securities Held	Pro Forma Ownership (Basic, Non-Diluted)	Pro Forma Ownership (Partially Diluted(1))	Pro Forma % Ownership (Fully Diluted(2))
Seller	Akumin Common Shares to be issued as Share Consideration on Closing: 14,223,570	16.00%	16.00%	13.48%
Stonepeak	Akumin Common Shares to be issued on Closing (in the form of the Financing Common Shares): 3,500,000 Common shares issuable upon conversion of all convertible securities currently held by the holder: 10,067,114(3)	3.94%	13.71%	12.85%
SCW Capital Management, LP(4)	Akumin Common Shares currently held: 11,437,308	12.87%	12.87%	10.84%

Without any Alternative Financing and the Maximum Commitment:

Investor	Akumin Common Shares and Convertible Securities Held	Pro Forma Ownership (Basic, Non-Diluted)	Pro Forma Ownership (Partially Diluted(1))	Pro Forma % Ownership (Fully Diluted(2))
Seller	Akumin Common Shares to be Issued as Share Consideration on Closing: 14,223,570	16.00%	16.00%	10.92%
Stonepeak	Akumin Common Shares to be issued on Closing (in the form of the Financing Common Shares): 3,500,000 Common shares issuable upon conversion of all convertible securities currently held by the holder: 34,709,899(3)	3.94%	30.92%	29.35%
SCW Capital Management, LP(4)	Akumin Common Shares currently held: 11,437,308	12.87%	12.87%	8.78%

Notes:

(1)

“Partially Diluted” means the holder’s ownership interest calculated assuming the exercise or conversion of all securities held by such holder that are exercisable for or convertible into Akumin Common Shares and excluding the exercise or conversion of all securities held by any other person that are exercisable for or convertible into Akumin Common Shares.

(2)	“Fully Diluted” means the holder’s ownership interest calculated assuming the exercise or conversion of all securities that are exercisable for or convertible into Akumin Common Shares.
(3)

With the Alternative Financing assumes US$200,000,000 principal amount of Financing Notes, being the Base Commitment, is issued to Stonepeak on Closing. Without the Alternative Financing assumes the full US$689,570,000 principal amount of Financing Notes, being the Maximum Commitment, is issued to Stonepeak on Closing.

(4)

Includes Akumin Common Shares held by each of SCW Capital Management, LP, SCW Capital, LP, SCW Capital QP, LP, SCW Single-Asset Partnership, LP, SCW Single-Asset Partnership QP, LP, Trinity Investment Group, LLC, Robert N. Cathey, G. Stacy Smith and John R. Wagner. In making this disclosure, Akumin has relied exclusively upon disclosure by Nantahala Capital Management, LLC on Schedule 13G/A dated February 12, 2021 available at www.sec.gov.

Research Analyst Update Call

Akumin would like to invite interested parties to a Research Analyst Update Call, to be held today, June 25, 2021, at 8:30 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/06252021. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Thursday, July 1, 2021 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 9697252.

Advisors

Stikeman Elliott LLP and McDermott Will & Emery LLP acted as legal advisors, and PricewaterhouseCoopers LLP as financial advisors, to Akumin. Citigroup Global Markets, Inc. and SVB Leerink LLC acted as financial advisors, and Ropes & Gray LLP and Osler, Hoskin & Harcourt LLP acted as legal advisors, to Alliance. Sidley Austin LLP and McCarthy Tétrault LLP acted as legal advisors to Stonepeak.

About Akumin Inc.

Akumin Inc. is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of 137 owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas, Georgia, and Massachusetts. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures, performed with the help of over 1,500 team members. For more information, visit www.akumin.com.

About Alliance HealthCare Services

Alliance HealthCare Services is a leading national provider of outsourced advanced radiology and radiation therapy services across 45 states in the U.S. Alliance partners with more than 1,000 hospitals, health systems and physician practices to provide a full continuum of solutions, including onsite outpatient services and comprehensive service line management. Alliance’s ~2,500 Team Members deliver exceptional customer and patient care via more than 600 diagnostic radiology and radiation therapy systems. For more information, visit www.alliancehealthcareservices-us.com.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $37 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include transport and logistics, communications, water, energy transition, and power and renewable energy. Stonepeak is headquartered in New York with offices in Houston, Austin and Hong Kong. For more information, please visit www.stonepeakpartners.com.

Key Contacts

For Akumin:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements contained in this press release include, without limitation, statements regarding the transaction and the terms thereof, the expected date of the Closing, the anticipated benefits of the transaction, the terms of the financings and the satisfaction of closing conditions, including but not limited to receipt of necessary regulatory approvals. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to: the transaction will be completed on the terms currently contemplated; the transaction will be completed in accordance with the timing currently expected; all conditions to Closing will be satisfied or waived; the Acquisition Agreement will not be terminated prior to completion of the Transaction; financing will be obtained on the conditions currently contemplated; and other factors described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to Shareholders before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

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